Exhibit 99.1

news release
Encana agrees to sell North Texas natural gas assets
for US$975 million
Calgary, Alberta (November 3, 2011) — Encana Oil & Gas (USA) Inc., a subsidiary of Encana Corporation (TSX & NYSE: ECA), has reached an agreement to sell its North Texas natural gas producing properties to certain partnerships managed by EnerVest, Ltd. of Houston, Texas for approximately US$975 million.
With the completion of this divesture, plus other non-core asset sales, Encana expects to have net divestitures of approximately $1.7 billion by year-end, which is well within the company’s 2011 target of between $1 billion and $2 billion. Proceeds from these transactions are expected to supplement cash flow generation, strengthen the company’s balance sheet and provide financial flexibility going into 2012.
Optimizing Encana’s resource portfolio, investing in highest return projects, growing oil and liquids production
“The sale of this North Texas asset in the Barnett Shale is part of Encana’s ongoing portfolio optimization aimed at enhancing the long-term value of the company’s vast resource potential. Since we first acquired substantive Barnett Shale production in North Texas seven years ago, we have greatly expanded production and assets on other earlier-life resource plays in Texas and Louisiana. Our Texas and Haynesville key resource plays are producing more than 750 million cubic feet per day and they offer long-term growth opportunities in our well-established Mid-Continent business unit. As we look to 2012, we continue to focus on our highest return projects and we plan to direct a greater portion of our capital investment to grow our oil and natural gas liquids production from the more than 2 million net acres we hold on liquids-rich lands across North America,” said Randy Eresman, Encana’s President & Chief Executive Officer.
These North Texas assets currently produce about 125 million cubic feet equivalent per day (MMcfe/d) and include the associated gathering pipelines on about 50,000 net acres of land in the Fort Worth Basin. This sale of Encana’s North Texas assets is subject to normal closing conditions as well as regulatory approvals and is expected to close prior to year-end with an effective date of November 1, 2011. Scotia Waterous (USA) Inc. advised Encana on this transaction.
Joint venture and midstream divestiture initiatives continue to progress
Encana continues to advance its competitive processes for the establishment of a joint venture partnership on the company’s undeveloped lands in its Cutbank Ridge resource play in British Columbia, and the prospective sale of its Cutbank Ridge midstream assets in British Columbia and Alberta. These corporate development initiatives are aimed at accelerating growth and value creation from the company’s enormous resource base and unlocking value from Encana’s midstream assets. Encana recently completed the sale of a portion of its Piceance Basin midstream assets for approximately $590 million.
Encana reports in U.S. dollars unless otherwise noted. Production, sales and reserves estimates are reported on an after-royalties basis, unless otherwise noted.
Encana Corporation
Encana is a leading North American natural gas producer that is focused on growing its strong portfolio of resource plays producing natural gas and natural gas liquids in key basins from northeast British Columbia to east Texas and Louisiana. By partnering with employees, community organizations and other businesses, Encana contributes to the strength and sustainability of the communities where it operates. Encana common shares trade on the Toronto and New York stock exchanges under the symbol ECA.

Encana Corporation

ADVISORY REGARDING OIL AND GAS INFORMATION — In this news release, certain crude oil and natural gas liquids volumes have been converted to cubic feet equivalent (cfe) on the basis of one barrel (bbl) to six thousand cubic feet (Mcf). Cfe may be misleading, particularly if used in isolation. A conversion ratio of one bbl to six Mcf is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent value equivalency at the well head.
ADVISORY REGARDING FORWARD-LOOKING STATEMENTS — In the interests of providing Encana shareholders and potential investors with information regarding Encana, including management’s assessment of Encana’s and its subsidiaries’ future plans and operations, certain statements contained in this news release are forward-looking statements or information within the meaning of applicable securities legislation, collectively referred to herein as “forward-looking statements.” Forward-looking statements in this news release include, but are not limited to: expected proceeds from the sale of North Texas natural gas assets, including the expected effective and closing dates of the transaction; expected net divestitures by year-end and the expectation for the same to supplement cash flow generation, strengthen the company’s balance sheet and provide financial flexibility going into 2012; expectations relating to capital investment for 2012 and the ability to grow the company’s oil and natural gas liquids production and the expectation to establish a joint venture partnership on the company’s undeveloped lands in its Cutbank Ridge resource play and to sell its Cutbank Ridge midstream assets in British Columbia and Alberta. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These assumptions, risks and uncertainties include, among other things: the risk that the company may not successfully divest particular assets and within the expected date; the risk that the potential benefits of these transactions will not be realized; the risk that the company is unable to meet the targets in its 2011 guidance; the risk that the company may not conclude potential joint venture arrangements with others; volatility of and assumptions regarding commodity prices; assumptions based upon the company’s current guidance; fluctuations in currency and interest rates; product supply and demand; market competition; risks inherent in the company’s and its subsidiaries’ marketing operations, including credit risks; imprecision of reserves and resources estimates and estimates of recoverable quantities of natural gas and liquids from resource plays and other sources not currently classified as proved, probable or possible reserves or economic contingent resources; marketing margins; potential disruption or unexpected technical difficulties in developing new facilities; risk that target supply cost for 2011 and in the next few years will not be met; unexpected cost increases or technical difficulties in constructing or modifying processing facilities; risks associated with technology; the company’s ability to replace and expand gas reserves; its ability to generate sufficient cash flow from operations to meet its current and future obligations; its ability to access external sources of debt and equity capital; the timing and the costs of well and pipeline construction; the company’s ability to secure adequate product transportation; changes in royalty, tax, environmental, greenhouse gas, carbon, accounting and other laws or regulations or the interpretations of such laws or regulations; political and economic conditions in the countries in which the company operates; terrorist threats; risks associated with existing and potential future lawsuits and regulatory actions made against the company; and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by Encana. Although Encana believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive. In addition, assumptions relating to such forward-looking statements generally include Encana’s current expectations and projections made in light of, and generally consistent with, its historical experience and its perception of historical trends, including the conversion of resources into reserves and production as well as expectations regarding rates of advancement and innovation, generally consistent with and informed by its past experience, all of which are subject to the risk factors identified elsewhere in this news release.
Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and, except as required by law, Encana does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

Encana Corporation	2

Further information on Encana Corporation is available on the company’s website, www.encana.com, or by contacting:

Encana Corporate Communications
Investor contact:	Media contact:
Ryder McRitchie	Alan Boras
Vice-President, Investor Relations	Vice-President, Media Relations
(403) 645-2007	(403) 645-4747
Lorna Klose	Carol Howes
Manager, Investor Relations	Manager, Media Relations
(403) 645-6977	(403) 645-4799

Encana Corporation	3